*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the
Shareholder Meeting to Be Held on April 12, 2016

LAKELAND FINANCIAL CORPORATION

Meeting Information

Meeting Type: Annual Meeting
For holders as of: February 22, 2016
Date: April 12, 2016   **Time:** 4:30 PM EST
Location: The Morris
Inn
1399 N. Notre Dame Avenue
South Bend, IN 46617

LAKELAND FINANCIAL CORP. ATTN:
KRISTIN PRUITT
202 EAST CENTER STREET
PO BOX 1387
WARSAW, IN 46581

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at http://www.proxyvote.com or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

0000264932_1   R1.0.1.25

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Notice & Proxy Statement   2. Annual Report   3. Form 10-K

How to View Online:

Have the information that is printed in the box marked by the arrow → | XXXX XXXX XXXX XXXX | (located on the following page) and visit: http://www.proxyvote.com

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

    1) *BY INTERNET*:

    2) *BY TELEPHONE*:   1-800-579-1639

    3) *BY E-MAIL**:   sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → | XXXX XXXX XXXX XXXX | (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before March 29, 2016 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to http://www.proxyvote.com Have the information that is printed in the box marked by the arrow → | XXXX XXXX XXXX XXXX | available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting items

The Board of Directors recommends you vote FOR the following:

1. ELECTION OF DIRECTORS:

    Nominees

01 Blake W. Augsburger

02 Robert E. Bartels, Jr.

03 Daniel F. Evans, Jr.

04 David M. Findlay

05 Thomas A. Hiatt

06 Michael L. Kubacki

07 Charles E. Niemier

08 Emily E. Pichon

09 Steven D. Ross

10 Brian J. Smith

11 Bradley J. Toothaker

12 Ronald D. Truex

13 M. Scott Welch

The Board of Directors recommends you vote FOR proposals 2 and 3.

2 APPROVAL, by non-binding vote, of the Company's compensation of certain executive officers.

3 RATIFY THE APPOINTMENT OF CROWE HORWATH LLP as the Company's independent registered public accounting firm for the year ending December 31, 2016.

NOTE: In accordance with their discretion, upon all other matters that may properly come before said meeting and any adjournments or postponements of the meeting.

